UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: __________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

GoLogiq, Inc.
Full Name of Registrant:

Lovarra
Former Name if Applicable:

230 Victoria Street Bugis Junction
Address of Principal Executive Office (Street and Number)

#15-01/08, Singapore 188024
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

GoLogiq, Inc., a Nevada corporation (the “Company”), is unable to file its Annual Report on Form 10-K for the year ended December 31, 2023 (the “Annual Report”) within the prescribed time period without unreasonable effort or expense. The Company requires additional time to finalize its financial statements to be filed as part of the Annual Report. The additional time is required to, among other things, work with its external auditors, which are located in Hong Kong, to ensure all related audit procedures have been performed.

For the foregoing reasons, the Company requires additional time to complete the procedures relating to its year-end reporting process, including the completion of the Company’s financial statements, and therefore, the Company is unable to file the Annual Report by Apri1 1, 2024, the prescribed filing due date for the Annual Report. The Company expects to file the Annual Report within the extension period provided under Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Brent Y. Suen	808	829-1057
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding l2 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).	☒ Yes	☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?	☒ Yes	☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On February 6, 2024, the Board of Directors (the “Board”) of the Company concluded, after discussion with the Company’s management, that the Company’s previously issued audited financial statements as of December 31, 2022, the unaudited interim financial statements for the first three quarterly periods of the year ended December 31, 2022, as well as the unaudited interim financial statements for the first three quarterly periods of the year ended December 31, 2023, (together, the “Affected Periods”) should be restated and accordingly, should no longer be relied upon. Similarly, any previously furnished or filed reports, related earnings releases, investor presentations or similar communications of the Company describing the Company’s financial results for the Affected Periods should no longer be relied upon.

On January 27, 2022, the Company (then named Lovarra) acquired the AppLogiq/Createapp business from Logiq, Inc. (“Logiq”) and accounted for it as a business combination.  As the Company was a nonoperating public shell corporation at that time, and despite having some intellectual property and a business plan, was not producing any outputs nor generating business revenue and, therefore, did not meet the definition of a business.   Thus, the Company determined that the transaction should not be considered a business combination.  Instead, this type of transaction is considered to be a capital transaction of the legal acquiree and is equivalent to the issuance of shares by the private entity for the net monetary assets of the public shell corporation (Lovarra) accompanied by a recapitalization.  Any excess of the fair value of the shares issued by the private entity over the value of the net monetary assets of the public shell corporation (Lovarra) is recognized as a reduction to equity.

When filed, the Annual Report will reflect the restatements along with the results of continuing operations of the Company after conducting various strategic and other transactions over the course of the fiscal year ended December 31, 2023, as well as changes to the company’s business operations during the same period, which the Company expects will result in significant changes to the Company’s results of continuing operations from the corresponding periods for the last fiscal year. Due to the continuing preparation of the financial statements of the Company, the Company cannot, at this time, provide a reasonable estimate of the results of operations for the year ended December 31, 2023.

Forward-Looking Statements

This Form 12b-25 contains certain forward-looking statements that involve substantial risks and uncertainties. When used herein, the terms “intends,” “anticipates,” “expects,” “estimates,” “believes” and similar expressions, as they relate to the Company or our management, are intended to identify such forward-looking statements.

Forward-looking statements in this Form 12b-25 or hereafter, including in other publicly available documents filed with the U.S. Securities and Exchange Commission (the “Commission”), reports to the stockholders of the Company and other publicly available statements issued or released by the Company involve known and unknown risks, uncertainties and other factors which could cause the Company’s actual results, performance (financial or operating) or achievements to differ from the future results, performance (financial or operating) or achievements expressed or implied by such forward-looking statements. Such future results are based upon management’s best estimates based upon current conditions and the most recent results of operations. These risks include, but are not limited to, the risks set forth herein and in such other documents filed with the Commission, each of which could adversely affect the Company’s business and the accuracy of the forward-looking statements contained herein. The Company’s actual results, performance or achievements may differ materially from those expressed or implied by such forward-looking statements.

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GOLOGIQ, INC.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

GOLOGIQ, INC.

Date: March 29, 2024	By:	/s/ Granger Whitelaw
		Name:	Granger Whitelaw
		Title:	Chief Executive Officer

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